GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of August 15, 2025 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months ended June 30, 2025 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended June 30, 2025 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with IAS 34 Interim Financial Reporting as issued by the IASB.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-IFRS financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California, and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com. This website does not constitute part of this MD&A and is not incorporated by reference.

Operations

The following is a description of GreenPower's business activities during the three months ended June 30, 2025. During the quarter, GreenPower generated revenue from the sale of 3 BEAST Type D all-electric school buses, 2 EV Stars, from the sale of parts, and from rental and interest income from leases. The discussion below provides further detail of these deliveries.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

During the quarter GreenPower completed production and delivery of three BEAST Type D school buses from the South Charleston, WV facility for the EPA contract. In addition, the Company continued production of additional BEAST Type D school buses for the fulfillment of school bus orders from the state of West Virginia and from the EPA. GreenPower's production of Type D BEAST was temporarily postponed during the quarter as critical parts required for production were held up in port due to increased time spent during customs inspections. Management also reduced staff levels in West Virginia due to the production postponement in order to mitigate the cost of these delays. The parts have since been released and production has recommenced in West Virginia. While management has taken steps to reduce the time its goods spend at port inspections, including the hiring of specialized counsel to respond to requests, these delays have negatively impacted the company's throughput, cash flow, and ability to meet customer orders on a timely basis.

During the quarter, the Company raised $1.5 million in loans from related parties, in four tranches. Each tranche of the loan has a term of 2 years, an interest rate of 12.0%, and the lenders received either bonus warrants or bonus shares as an inducement for entering into the loans. The Company issued 234,447 bonus shares during the quarter, and 2,259,203 bonus warrants, all with a two-year term, including 1,086,956 warrants exercisable at $0.46 per share, 909,090 warrants exercisable at $0.44 per share and 263,157 warrants exercisable at $0.38 per share.

Subsequent to the end of the quarter, management announced that it has signed a contract with the state of New Mexico that provides funding for more than $5 million for the purchase of vehicles, charging infrastructure, and management of a pilot project in the state. The funding is the result of an award made by the state under an RFP published in May. Management has started preparing Nano BEASTs for delivery pursuant to this contract, and anticipates these deliveries will start in the current quarter.

Inventory, Property and Equipment

As at June 30, 2025 the Company had:

  Property and equipment on the statement of financial position totaling $1.2 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Work in process and parts inventory totaling approximately $15.1 million representing EV Star's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;
  Finished goods inventory totaling approximately $9.9 million, comprised of EV Star cab and chassis and other EV Star models, BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

Results of Operations

For the three-month period ended June 30, 2025

For the three-month period ended June 30, 2025 the Company recorded revenues of $1,549,467 and cost of sales of $1,187,785 generating a gross profit of $361,682 or 23.3% of revenues. The increase in gross profit and gross profit margin was primarily due to improved margins related to sales of BEASTs in West Virginia and from a higher percentage of overall sales being comprised of parts sales, which generate a higher gross profit margin than vehicle sales.  Management expects gross profit margins will be lower than current levels for the remainder of the year as vehicle sales are expected to increase for the remainder of the year. Revenue was generated from the sale of 3 BEAST Type D all-electric school buses, and 2 EV

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Stars, and from the sale of parts, and from rental and interest income from leases. Operating costs consisted of salaries and administration of $1,776,269 relating to salaries, project management, accounting, and administrative services; transportation costs of $49,174 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, travel, accommodation, meals and entertainment costs of $7,747 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $165,951; sales and marketing costs of $60,261; insurance expense of $408,495; professional fees of $710,301 consisting of legal and audit fees; and office expense of $148,869 consisting of rent and other office expenses, as well as non-cash expenses including $184,144 of share-based payments expense and depreciation of $412,166, generating a loss from operations before interest, accretion and foreign exchange of $3,584,977. Interest and accretion of $571,898 and a foreign exchange gain of $6,976 resulted in a loss for the three-month period of $4,163,851.

The consolidated total comprehensive loss for the three-month period was impacted by $44,669 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

The Company's lease liabilities and right of use assets include a leased facility in South Charleston, West Virginia for which the Company has earned a credit on the lease liability of $578,500, which the lessor has agreed to. GreenPower has suspended monthly lease payments to account for the $578,500 credit, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. If this matter remains unresolved, the lessor may exercise its rights under the agreement to either: (i) require the Company to pay amounts outstanding plus prepay two years of regular monthly lease payments; (ii) require the Company to pay amounts outstanding within 30 days of notice; (iii) terminate the lease and require the Company to vacate the premises within 90 days.

For the three-month period ended June 30, 2024

For the three-month period ended June 30, 2024 the Company recorded revenues of $2,997,058 and cost of sales of $2,775,194 generating a gross profit of $221,864 or 7.4% of revenues. The reduction in gross profit and gross profit margin was primarily due to reduced margins related to overhead costs incurred on the limited throughput in West Virginia and from lower realized gross profit margins on sales of prior model year inventory.  Management expects gross profit margins to increase when throughput is increased in its West Virginia facility. Revenue was generated from the sale of 3 BEAST Type D all-electric school buses, 4 EV Star Cargo and Cargo Plus and 5 EV Stars, and from the sale of parts, and from the delivery of completed truck bodies to customers of GP Truck Body. Operating costs consisted of salaries and administration of $2,142,864 relating to salaries, project management, accounting, and administrative services; transportation costs of $49,174 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, travel, accommodation, meals and entertainment costs of $121,543 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $227,283; sales and marketing costs of $593,604; insurance expense of $478,742; professional fees of $363,441 consisting of legal and audit fees; and office expense of $276,548 consisting of rent and other office expenses, as well as non-cash expenses including $408,005 of share-based payments expense and depreciation of $457,758, generating a loss from operations before interest, accretion and foreign exchange of $4,905,068. Interest and accretion of $522,753 and a foreign exchange gain of $39,173 resulted in a loss for the three-month period of $5,388,648.

The consolidated total comprehensive loss for the three-month period was impacted by $88,895 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Comparison of Quarterly Results

The following table compares the results of the quarter ended June 30, 2025 with the quarter ended June 30, 2024:

	For the quarters ended		Quarter over quarter change
	June 30, 2025	June 30, 2024	2025 to 2024	2025 to 2024

Revenue	$1,549,467	$2,997,058	-48.3%	$(1,447,591)
Cost of sales	1,187,785	2,775,194	-57.2%	(1,587,409)
Gross Profit	361,682	221,864	63.0%	139,818
Gross profit margin¹	23.3%	7.4%	15.9%

Sales, general and administrative costs
Salaries and administration	1,776,269	2,142,864	-17.1%	(366,595)
Depreciation	412,166	457,758	-10.0%	(45,592)
Product development costs	165,951	227,283	-27.0%	(61,332)
Office expense	148,869	276,548	-46.2%	(127,679)
Insurance	408,495	478,742	-14.7%	(70,247)
Professional fees	710,301	363,441	95.4%	346,860
Sales and marketing	60,261	593,604	-89.8%	(533,343)
Share-based payments	184,144	408,005	-54.9%	(223,861)
Transportation costs	64,989	49,174	32.2%	15,815
Travel, accomodation, meals and entertainment	7,747	121,543	-93.6%	(113,796)
Allowance for credit losses	7,467	7,970	-6.3%	(503)
Total sales, general and administrative costs	3,946,659	5,126,932	-23.0%	(1,180,273)
Loss from operations before interest, accretion and foreign exchange	(3,584,977)	(4,905,068)	26.9%	1,320,091

Interest and accretion	(571,898)	(522,753)	9.4%	(49,145)
Foreign exchange gain / (loss)	(6,976)	39,173	-117.8%	(46,149)

Loss for the period	(4,163,851)	(5,388,648)	-22.7%	1,224,797
Other comprehensive income / (loss)
Cumulative translation reserve	44,669	88,895	NM	(44,226)
Total comprehensive loss for the year	$(4,119,182)	$(5,299,753)	-22.3%	$1,180,571
Loss per common share, basic and diluted	$(0.14)	$(0.21)	-32.2%	$0.07
Weighted average number of common shares outstanding, basic and diluted	29,642,264	25,848,305	14.7%	3,793,959

Adjusted EBITDA (Note 2)	$(3,009,501)	$(4,212,433)	-28.6%	$1,202,932

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 10 for the calculation of Adjusted EBITDA for the quarters ended June 30, 2025, and June 30, 2024.

Change in Revenue, Gross Profit, and Gross Profit Margin

The decrease in revenue for the quarter ended June 30, 2025 compared to the quarter ended June 30, 2024 was $1,447,591, or 48.3%, and was due to sales of 5 vehicles during the quarter compared to sales of 12 vehicles in the same quarter in the prior year, a decline of 58.3%.

Gross profit for the quarter ended June 30, 2025 compared to the quarter ended June 30, 2024 increased by $139,818, or 63.0%. This resulted in a gross profit margin of 23.3% for the quarter ended June 30, 2025 compared to a gross profit margin of 7.4% for the quarter ended June 30, 2024. The increase in gross profit and gross profit margin was primarily due to the product mix of sales in the current quarter, which included a higher percentage of parts sales which are sold at a relatively high margins, as well as higher realized gross profit margins on sales of 3 BEAST Type D buses in the current quarter compared to sales of BEAST school buses in the prior year quarter, at a lower margin.

Change in sales, general and administrative costs

For the quarter ended June 30, 2025 compared to the quarter ended June 30, 2024, sales, general and administrative costs declined by $1,180,273 or 23.0%. The decline in sales general and administrative costs was primarily the result of reductions in salaries and administration costs and share based compensation costs due to staff reductions in California and West Virginia, due to a reduction in sales and marketing and travel and accommodation, meals and entertainment costs, as management reduced marketing and travel expenses, and due to a reduction in office expense and insurance expense associated with the reduced number of locations leased by the company and from insurance expense reduction measures. The reduction in these expenses was partially offset by increases in professional fees that was primarily associated with increases in legal costs.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the quarter ended June 30, 2024 decreased by $1,224,797 or 22.7% compared to the same quarter in the prior year due to an increase in gross profit of $139,818 and a reduction in sales, general and administrative expenses of $1,180,273, partially offset by increases in interest and accretion expense and foreign exchange loss.

Loss per common share for the quarter ended June 30, 2025 decreased by $0.07 per share, or 32.2%, due to the reduction in loss for the period.

The Adjusted EBITDA loss for the quarter ended June 30, 2025 decreased by $1,202,932, or 28.6% compared to the same quarter in the prior year. The decrease was primarily due to the decrease in loss for the current quarter compared to the same quarter in the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024
Financial results
Revenues	$1,549,467	$4,284,134	$7,218,897	$5,347,190
Loss for the period	(4,163,851)	(3,833,914)	(4,739,022)	(4,701,864)
Basic and diluted earnings/(loss) per share	$(0.14)	$(0.13)	$(0.17)	$(0.18)
Balance sheet data
Working capital (Note 1)	5,955,259	8,106,809	12,835,583	10,090,572
Total assets	33,334,460	35,071,725	37,367,033	39,374,461
Shareholders' equity / deficiency	(5,177,496)	(1,605,966)	2,138,161	4,153,826

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2024	2024	2023	2023
Financial results
Revenues	$2,997,058	$5,092,890	$8,157,931	$8,440,010
Loss for the period	(5,388,648)	(6,631,577)	(4,641,720)	(4,257,643)
Basic and diluted earnings/(loss) per share	$(0.21)	$(0.27)	$(0.19)	$(0.17)
Balance sheet data
Working capital (Note 1)	13,919,050	15,561,765	19,428,489	24,212,127
Total assets	43,464,519	45,203,284	50,164,330	55,382,608
Shareholders' equity	8,600,047	11,566,819	18,052,671	22,349,985

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue of $1.5 million in the quarter ended June 30, 2025 was the lowest revenue in the last eight quarters due to 5 vehicle deliveries in the quarter compared to quarterly deliveries of between 12 and 34 vehicles in the other seven quarters. The highest revenue in the last eight quarters was in the quarter ended September 30, 2023, which was the quarter with the second highest number of vehicle deliveries and the highest number of Nano BEAST and BEAST deliveries in the last eight quarters.

During the eight quarters ended June 30, 2025 GreenPower's loss ranged between ($3,833,914) and ($6,631,577) and loss per share ranged from ($0.13) to ($0.27). Improvements in these two metrics was largely driven by reductions in sales, general and administrative expenses and due to increases in gross profit.

GreenPower's total assets reached a peak of $55.4 million in the quarter ended September 30, 2023, and has subsequently declined in each quarter to reach a low of $33.3 million in the quarter ended June 30, 2025. The reduction in total assets has been due to the Company's focus on selling inventory on hand and limiting investments in work in process inventory.

GreenPower's working capital declined to a low of $6.0 million in the current quarter as the Company has focused on selling inventory on hand and limiting investments in work in process inventory pursuant to customer orders. In addition, the Company has increased liabilities over the past 8 quarters as it has raised term debt and entered into loans with related parties. The lower working capital levels in the current year compared to the prior year was the result of higher current liabilities in the current year compared to the prior year and reductions in current assets in the current year compared to the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

The following table summarizes vehicle deliveries pursuant to vehicle sales for the last eight quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024
Vehicle Sales
EV Star (Note 1, 2)	2	14	14	11
EV Star CC's Sold to Workhorse	0	0	0	0
Nano BEAST and BEAST school bus	3	8	14	11
EV 250	0	0	0	0

Vehicle Deliveries (Note 3)	5	22	28	22

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2024	2024	2023	2023
Vehicle Sales
EV Star (Note 1)	9	12	19	15
EV Star CC's Sold to Workhorse	0	10	0	0
Nano BEAST and BEAST school bus	3	4	13	16
EV 250	0	0	2	0

Vehicle Deliveries (Note 3)	12	26	34	31

1) Includes various models of EV Stars

2) EV Stars delivered in the quarter ended December 31, 2023 include 2 EV Stars accounted for as finance leases, and 3 EV Stars accounted for as operating leases.

3) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

The following table summarizes cash expenses for the last eight quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024

Total sales, general and administrative costs	$3,946,659	$5,169,826	$5,234,644	$4,584,730
Plus:
Interest and accretion	571,898	518,752	562,360	572,472
Foreign exchange loss/(gain)	6,976	(1,836)	(3,945)	4,297
Less:
Depreciation	(412,166)	(376,937)	(399,440)	(427,978)
Share-based payments	(184,144)	(63,893)	(135,677)	(289,893)
(Increase)/decrease in warranty liability	21,325	(28,507)	(172,996)	(84,307)
(Allowance) / recovery for credit losses	(7,467)	134,295	(240,396)	126,348

Total Cash Expenses (Note 1)	$3,943,081	$5,351,700	$4,844,550	$4,485,669

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2024	2024	2023	2023

Total sales, general and administrative costs	$5,126,932	$6,371,346	$5,677,814	$5,215,894
Plus:
Interest and accretion	522,753	668,282	342,590	266,035
Foreign exchange loss/(gain)	(39,173)	(119,272)	(23,718)	5,083
Less:
Depreciation	(457,758)	(504,225)	(466,763)	(444,703)
Share-based payments	(408,005)	(124,227)	(259,188)	(405,470)
(Increase)/decrease in warranty liability	220,271	(93,361)	216,538	10,705
(Allowance) / recovery for credit losses	(7,970)	(1,136,852)	(121,097)	(193,004)
Impairment of assets		-	(423,267)	-

Total Cash Expenses (Note 1)	$4,957,050	$5,061,691	$4,942,909	$4,454,540

1) "Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

The following table summarizes Adjusted EBITDA for the last eight quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024

Loss for the period	$(4,163,851)	$(3,833,914)	$(4,739,022)	$(4,701,864)
Plus:
Depreciation	412,166	376,937	399,440	427,978
Interest and accretion	571,898	518,752	562,360	572,472
Share-based payments	184,144	63,893	135,677	289,893
Allowance / (recovery) for credit losses	7,467	(134,295)	240,396	(126,348)
Increase/(decrease) in warranty liability	(21,325)	28,507	172,996	84,307

Adjusted EBITDA (Note 1)	$(3,009,501)	$(2,980,120)	$(3,228,153)	$(3,453,562)

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2024	2024	2023	2023

Loss for the period	$(5,388,648)	$(6,631,577)	$(4,641,720)	$(4,257,643)
Plus:
Depreciation	457,758	504,225	466,763	444,703
Interest and accretion	522,753	668,282	342,590	266,035
Share-based payments	408,005	124,227	259,188	405,470
Allowance / (recovery) for credit losses	7,970	1,136,852	121,097	193,004
Increase/(decrease) in warranty liability	(220,271)	93,361	(216,538)	10,705
Impairment of assets	-	-	423,267	-

Adjusted EBITDA (Note 1)	$(4,212,433)	$(4,104,630)	$(3,245,353)	$(2,937,726)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Liquidity and Capital Resources

As at June 30, 2025, the Company had a cash balance of $248,184 and working capital, defined as current assets minus current liabilities, of $5,955,259. The Company's line of credit has a maximum credit limit of up to $6,000,000 and amounts available in excess of $5,000,000 are subject to margining requirements. As at March 31, 2025, the line of credit had a drawn balance of $5,948,580. In addition, the Company had a revolving term loan facility of up to $5 million, which can be used to fund payments to suppliers to build inventory pursuant to customer orders.

During the quarter ended June 30, 2025, the Company raised $1.5 million in loans from related parties, in four tranches. Each tranche of the loan has a term of 2 years, an interest rate of 12.0%, and the lenders received either bonus warrants or bonus shares as an inducement for entering into the loans. The Company issued 234,447 bonus shares during the quarter, and 2,259,203 bonus warrants, all with a two-year term, including 1,086,956 warrants exercisable at $0.46 per share, 909,090 warrants exercisable at $0.44 per share and 263,157 warrants exercisable at $0.38 per share.

The Company manages its capital structure and makes adjustments to it based on available funds. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity, and further develop its sales, marketing, engineering, and technical resources. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon its ability to continue as a going concern. The Company will continue to rely on additional financings to support its operations and fulfill its capital requirements.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	30-Jun-25	30-Jun-24

Salaries and Benefits (1)	$135,280	$138,730
Consulting fees (2)	126,250	141,250
Non-cash Options Vested (3)	109,517	291,914
Total	$371,047	$571,894

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2025 included $246,085 (March 31, 2025 - $454,894)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding as at June 30, 2025. The Company has agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings before the full repayment of the term loan facility. As a result, loans from related parties that are covered under the postponement and subordination agreement are considered non-current liabilities.

On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. The loan will be advanced in tranches, have a term of 2-years, will bear interest at 12% per annum and as an inducement for entering into the loan the lenders will receive either loan bonus warrants or loan bonus shares. Proceeds from the loan have been allocated to the fair value of loans from related parties, to reserves for the loan bonus warrants issued, and to share capital for loan bonus shares issued. As of the date of this report the Company has entered into five tranches of the loan, as follows. Four tranches of the loan were entered into as of June 30, 2025 and one tranche of the loan was entered into on July 4, 2025.

  The first tranche of the loan closed on May 15, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Acquisition Corp. ("FWP Acquisition"), a company beneficially owned by the CEO and Chairman of the Company, and from Countryman. The Company issued 1,086,956 warrants each of which entitle the lenders to purchase common shares at $0.46 per share for a period of 24 months.
  The second tranche of the loan closed on May 28, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Holdings, from Koko, and from Countryman. The Company issued 568,181 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 113,635 common shares, in aggregate, to FWP Holdings and Koko.
  The third tranche of the loan closed on June 8, 2025 for an aggregate principal amount of U.S. $300,000 from FWP Acquisition and from Countryman. The Company issued 340,909 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 68,181 common shares to FWP Acquisition.
  The fourth tranche of the loan closed on June 27, 2025 for an aggregate principal of U.S. $200,000 from FWP Holdings and from Koko. The Company issued 263,157 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.38 per share for a period of 24 months, and the Company issued an aggregate of 52,631 common shares, in aggregate, to FWP Holdings and Koko.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

  The fifth tranche of the loan closed on July 4, 2025 for an aggregate principal amount of U.S. $250,000 from FWP Acquisition and from Countryman. The Company issued 304,878 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.41 per share for a period of 24 months, and the Company issued an aggregate of 60,975 common shares to FWP Acquisition.
  On July 21, 2025 the Company received a short-term loan of $125,000 from Countryman for which the Company did not provide shares or warrants and which the Company subsequently repaid.

At inception, the fair value of the loans issued during the quarter ended June 30, 2025 was recorded at $1.2 million, which resulted in an effective interest rate of approximately 24% over the term of the loans. The loans will be accreted using the effective interest rate method to $1.5 million plus accrued interest at the maturity date of the loans, and as at June 30, 2025 the carrying value of the loans was $1,223,222. At inception, the bonus shares and bonus warrants issued were recorded based on the residual value after determining the fair value of the host debt and valued at $100,000 and $200,000 respectively.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the quarter ended June 30, 2025. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, that is unsecured and non-interest bearing. These amounts are included in loans payable to related parties on the Company's Consolidated Statements of Financial Position.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit

New and Amended Standards

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2025, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025, as follows:

  IAS 21 - the effect of changes in Foreign Exchange rates (effective January 1, 2025)

Amendments to this standard did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2026. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Loans with attached bonus warrants or bonus shares

Accounting policy

The Company has issued loans that included either (i) bonus warrants or (ii) bonus shares to the lender. The loan component is a financial liability initially recognized at fair value within the scope of IFRS 9 Financial Instruments with the remaining consideration applied to the residual equity components.

Loans with attached bonus warrants

Attached warrants are evaluated separately under IAS 32 Financial Instruments: Presentation to determine whether they meet the definition of an equity instrument or a financial liability. Where the warrants meet the definition of an equity instrument (i.e., they will be settled by the exchange of a fixed number of the Company's own equity instruments for a fixed amount of cash), the proceeds from the financing are allocated first to the host debt with the residual being applied to the equity component.

The amount allocated to the warrants is recorded in equity under "warrants reserve".

Loans with attached bonus shares

The amount allocated to the bonus shares is recorded in equity under "share capital" or "share-based payments reserve" (as applicable).

Subsequent measurement

The loan liability is subsequently measured at amortized cost using the effective interest method, with interest expense recognized in profit or loss over the term of the loan. Warrants classified as equity remain in equity until exercised or expire unexercised. Bonus shares are not subsequently remeasured.

Significant judgements

Management exercises judgement in the following areas related to the loans with attached bonus warrants or bonus shares:

  Determining the fair value of the host debt;
  Selecting the appropriate valuation model and key assumptions for inputs to the Black-Scholes model used to value the warrants;
  Determining whether the warrants meet the "fixed-for-fixed" criterion in IAS 32 to be classified as equity;
  Determining the appropriate classification for the fair value of bonus shares in equity.

Critical Accounting Estimates

Management has made certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Actual outcomes could differ from these estimates. The impacts of such estimates may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company.

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

iii. The determination that a portion of loans payable to related parties outstanding as at June 30, 2025 and March 31, 2025 is a non-current liability.

iv. The determination of the fair value of related party loans and the allocation of residual values to bonus shares and bonus warrants.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount finance  lease receivables and lease liabilities.

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles.

iii. The classification of leases as either financial leases or operating leases.

iv. The determination that the Company should record of $310,000 for potential judgements for legal matters.

v. The determination of an allowance for doubtful accounts on the Company's trade receivables.

vi. The estimate of the useful life of equipment.

vii. The estimate of the net realizable value of inventory.

viii. Estimates underlying the recognition of proceeds from government vouchers and grants.

ix. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset.

x. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery.

xi. The determination of overheads to be allocated to inventory and charged to cost of sales.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances, and the Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at June 30, 2025 the Company recorded an allowance for doubtful accounts of $570,619 against its accounts receivable (March 31, 2025 - $563,152).

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit and its term loan facility. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2025, the Company was exposed to currency risk through the following financial assets and liabilities in Canadian Dollars:

CAD
Cash	$53,317
Prepaids and deposits	$10,988
Finance Lease Receivable	$42,092
Accounts Payable and Accrued Liabilities	$(923,922)
Related Party Loan	$(5,364,766)

The CDN/USD exchange rate as at June 30, 2025 was $0.7330 (March 31, 2025 - $0.6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $453,162 to net income/loss.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;
  Deliver the remaining vehicles in finished goods inventory;
  Evaluate and consider entering into new sources of financing to fund the business;
  Search for ways to reduce costs in the Company's operations;
  Evaluate the impact of tariffs on the Company's business and product lines and develop a strategy to mitigate these impacts, wherever possible.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 29,941,616 as of June 30, 2025. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of June 30, 2025, there are 2,506,928 options outstanding, and there are 3,984,203 common share warrants outstanding.

As at August 15, 2025 the Company had 30,462,084 issued shares, 2,458,000 options outstanding, and 4,289,081 warrants outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As previously reported in our annual MD&A, in preparing our consolidated financial statements as of March 31, 2025 and 2024 and for the fiscal years ended March 31, 2025, 2024 and 2023 we determined that the ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses in internal control over financial reporting:

  We did not design and maintain effective controls to account for transactions related to inventory including providing documented evidence of costing, existence and verification of inventories;
  We did not design and maintain effective controls relating to revenue recognition, including consistent and complete maintenance of supporting documentation for revenue transactions;
  We did not design and maintain effective controls to ensure complex and/or unusual transactions are appropriately accounted for and disclosed; and
  We did not design and maintain effective controls to prevent and/or detect errors in the accounting for and/or the disclosure of transactions.

During the quarter ended June 30, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Competition in the Industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Tariffs on Imported Goods

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have recently increased and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority (NJEDA), the Specialty-Use Vehicle Incentive ("SUVI") Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2025. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2024. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at March 31, 2025. As at March 31, 2025 the Company booked a contingent liability of $310,000 for potential judgements for legal matters. Any actual judgement may range from no liability to the Company, to an amount that is higher than the provision booked as at March 31, 2025. In addition, Management believes that there is an additional potential liability of $437,500 related to legal matters. Any actual liability may range from $nil to an amount higher than this amount. The Company has not booked a provision for potential liabilities related to legal matters as management considers it less than probable that these claims will not be successfully defended by the Company.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy-duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2025 Discussion dated: as of August 15, 2025

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

Subsequent to the end of the reporting period:

  Between July 1, 2025 and August 8, 2025, 55,178 stock options exercisable at a weighted average exercise price of CAD$3.78 per share were forfeited;
  On July 4, 2025 the Company received loans totaling $250,000 in aggregate from Countryman and from FWP Acquisition Corp., and as an inducement to enter into the loans granted 304,878 warrants to Countryman, each of which entitles the lender to purchase common shares at $0.41 per share, and issued 60,975 common shares of the Company to FWP Acquisition Corp.
  In August 2025 the Company issued 459,493 common shares for gross proceeds of $247,437 through its ATM.